SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                13 November 2007


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 13 November 2007 re: Director/PDMR Shareholding




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

HELEN ALISON WEIR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mrs Weir                                                                3,610
Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                      1,894
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mrs Weir (Single company maxi ISA)                                    4,911
Lloyds TSB Offshore Trust Company Limited                              36,690
Conditional award of shares under the:

 Lloyds TSB performance share plan                                    124,374

 Lloyds TSB long-term incentive plan                                  608,497


8. State the nature of the transaction

96 shares were purchased by LTSBR(I)NL on 3rd October, 2007 at 568p per share for Mrs Weir's single company maxi ISA.

LTSBR(I)NL notify investors by post of details relating to changes affecting ISAs. The director was, therefore, not aware of the change relating to the holding until some time after the transaction and notified the company today as soon as she received the information from LTSBR(I)NL.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mrs Weir                                                            3,610
LTSBRCNL AESOP1:                                                    1,894
LTSBR(I)NL:
- Mrs Weir (Single company maxi ISA):                               5,007
LTSBOTC:                                                           36,690
Conditional award of shares under the:
 Lloyds TSB performance share plan                                124,374
 Lloyds TSB long term incentive plan                              608,497

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
13TH NOVEMBER, 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
861,775

23. Any additional information
-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE,  SECRETARY                          020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY



Date of notification              13TH NOVEMBER, 2007






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 13 November 2007